UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dahod, Ashraf M.
   c/o Tellabs Operations, Inc.
   4951 Indiana Ave.
   Lisle, IL  60532
   USA
2. Issuer Name and Ticker or Trading Symbol
   Tellabs, Inc.
   (TLAB)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |4/5/00|J(1)|V|876,555           |D  |           |141,495            |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |4/5/00|J(1)|V|876,555           |A  |           |                   |I     |(1)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |4/5/00|J(2)|V|876,555           |D  |           |876,555            |I     |(2)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |4/5/00|J(2)|V|876,555           |A  |           |876,555            |I     |(2)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |264                |D     |(3)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |6                  |I     |(4)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Options|$51.6875|2/24/|A   |V|5,000      |A  |(5)  |2/24/|Common Stock|5,000  |       |20,000      |D  |            |
 (Rights to Buy)      |        |00   |    | |           |   |     |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Transfer of shares to Nooril-iman, L.P., a limited partnership, in which the reporting person then held a 99 percent interest and Nooril-iman Management Company, LLC (which is 50% owned by the reporting person and 50% owned by his spouse)  then held a 1 percent interest.
(2) Represents transfers of limited partnership interests in Nooril-iman, L.P. to: (i) Nooril-iman Trust dated April 15, 2000 in the aggregate amount of 500 limited partnership units representing
438,278 shares of Tellabs stock, (ii) Ashraf M. Dahod 2000 Trust in the aggregate amount of 390 limited partnership units representing 341,857 shares of Tellabs stock and (iii) S.A. Dahod 2000
Trust in the aggregate amount of 100 limited partnership units representing 87,655 shares of Tellabs stock.
(3) These shares are held directly by the reporting person in the Tellabs Employee Stock Purchase Plan.
(4) These shares are held for the benefit of the reporting person in the Tellabs Advantage Plan.
(5) All options become exercisable in cumulative annual installments of 25% on each of the 1st, 2nd, 3rd and 4th anniversaries of the grant date.
SIGNATURE OF REPORTING PERSON
/s/ Ashraf M. Dahod
DATE
May 31, 2000